Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR SHARES
by
Armor Defense Systems, Inc.
of
Up to $1,101,743.84 in Value of Shares of Subject Company’s Common Stock

THE
OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M.,
NEW YORK CITY TIME, ON SEPTEMBER 25, 2012, UNLESS THE OFFER IS
EXTENDED.

August 23, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed with this letter are copies of the following documents:

1. Offer to Purchase dated August 23, 2012;
2. Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering shares of your clients;
3. Letter to Clients, for you to send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Offer;
4. Notice of Guaranteed Delivery, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and
5. Return envelope addressed to Direct Transfer, LLC, as the Depositary.

Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Neither Armor Defense Systems nor the Depositary makes any recommendation to any stockholders as to whether to tender or refrain from tendering shares or as to the purchase price or purchase prices at which a stockholder may choose to tender shares. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the Offer.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on September 25, 2012, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

For shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "agent's message" (as described in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than fees to the Depositary described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase).

As withholding agent for your clients,   you are instructed to withhold   on the gross proceeds of the Offer paid to your clients that are   non-U.S. persons   (as determined for U.S. federal income tax purposes)   as if all such gross proceeds are dividends   for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. The determination of whether any portion of the gross proceeds paid to a beneficial holder is treated as a dividend for U.S. federal income tax purposes depends on the individual circumstances of the beneficial holder, which neither we nor you know. This withholding is disclosed in the Offer to Purchase.

In addition, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Chief Executive Officer of Armor Defense Systems, A. Christopher Johnson.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

Exhibit (a)(1)(D)